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                                 OAK VALUE FUND
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July 7, 2006

                                                              FILED VIA EDGAR
                                                              ---------------
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549


         Re:      Oak Value Trust
                  File No. 811-09000


Ladies and Gentlemen:

     Pursuant to paragraph (g) of Rule 17g-1 under the Investment Company Act of 1940, attached for filing is a copy of the fidelity bond issued to Oak Value Trust (the "Trust"). Also attached is a copy of the resolutions of a majority of the Board of Trustees who are not "interested persons" of the Trust approving the form and amount of the fidelity bond. Premiums have been paid until May 31, 2007.

     Please contact the undersigned at 513/587-3403 if you have any questions concerning this filing.



Very truly yours,

/s/ John F. Splain

John F. Splain
Secretary





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P.O. Box 46707    Cincinnati, Ohio 45246-0707    Phone: 1-800-622-2474   Fax: 513-587-3438   www.oakvaluefund.com
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